

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 20, 2015

BY EMAIL

John P. Falco, Esq.
Associate Counsel
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania 19103-2799

>   Re: The Herzfeld Caribbean Basin Fund, Inc.
>   Registration Statement on Form N-2
>   Filing No.: 333-202213

Dear Mr. Falco:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on February 20, 2015. Based on our review, we have the following comments. Unless otherwise specified, page numbers refer to the courtesy marked copy of the registration statement.

1. **General Comments**

   a. Several pages of the prospectus contain blanks for missing disclosure, such as the fee table. Please insure that all missing information is included in a pre-effective amendment responding to these comments.

   b. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

   c. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

2. **Cover Page**

   Please add appropriate disclosure to the cover page and throughout the prospectus where appropriate that the fund's 80% investment policy includes borrowings for investment purposes.

3. **Risk Factors and Special Considerations**

Beginning on page 8, the fund lists a variety of risks inherent in investing in the fund. The risk of investing in derivatives is not listed in this section but is described later in the prospectus. Please provide a summary of derivatives investing risk in this section. Please assess whether other principal risks discussed later in the prospectus should be added to this summary section.

4. **The Fund**

On page 15, the registrant presents a table of historic share price data. Please add narrative describing how the fund's common stock has traded historically in relation to NAV, including the fund's recent trading history. In this section, please summarize the disclosure (provided later in the prospectus) regarding any methods undertaken or to be undertaken that are intended to reduce any discount and related disclosure in accord with Item 8.5.d. of Form N-2.

5. **Investment Objective and Policies – Derivatives**

a. The section on investment objectives and policies follows a section on risk factors and special considerations (previously summarized in the fund synopsis). Please consider moving the investment policies and objectives disclosure before this detailed risk section.

b. The fund's investment policies include investing in "equity-linked securities" of public and private companies (*See* pp. 35-42). The registrant also discusses changes in the value of portfolio securities and "derivative instruments" (p. 28); and "derivative transactions" and "derivatives" in relation to its plan of distribution (p. 67). Please clarify the relationship between "equity-linked securities" and "derivatives." If they are intended to refer to the same investments, please choose a consistent term.

c. (p. 35) This section states that the fund invests at least 80% of its total assets in equity and equity-linked securities of certain issuers. Please disclose that derivatives will be valued for purposes of the 80% test on a mark-to-market basis.

d. (pp. 37-42) This section states that the fund may invest in a variety of derivative instruments. Please be more specific regarding any percentage limitation on the use of derivatives.

6. **Finder**

On page 42, the registrant states that the fund may pay finder's fees. Please provide the identity of any finder and any appropriate related disclosure required by Item 5.5. of Form N-2.

7. **Financial Statements**

   Given that the December 31, 2014 semi-annual financial statements are incorporated by reference, please include a reference to the semi-annual report in the second paragraph under Financial Statements on page 44.

8. **Management Compensation**

   Please add to the compensation discussion on page 53 the disclosure required by Item 9.b(3) concerning the adviser's fee as a percentage of net assets and any applicable break points.

9. **Investment Advisory Agreement**

   (p. 53) Please disclose whether the notional value of derivative contracts is included in the advisory fee expenses.

10. **Anti-Takeover Provisions in the Declaration of Trust**

    (p. 61) The prospectus states that the fund's Articles of Incorporation and Bylaws include certain "anti-takeover" provisions. Please disclose that the fund will not opt in to the provisions of the Maryland Control Share Acquisition Act given that the staff has taken the position that such anti-takeover provisions are inconsistent with section 18(i) of the 1940 Act. *See* Boulder Total Return Fund, Inc., SEC Staff No-Action Letter (November 15, 2010).

11. **Form of Prospectus Supplement - Exhibit**

    Please provide us with an example of a form of prospectus supplement for each security that the registrant may offer under the continuous offering. Except for certain terms which the registrant is unable to currently provide, the prospectus supplements should contain all relevant information, including applicable fee tables, prior to effectiveness. We may have further comments upon review of the prospectus supplements.

12. **Tandy Representation**

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Because the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Alberto H. Zapata
Senior Counsel
Insured Investments Office